Exhibit 3.1
CERTIFICATE OF AMENDMENT
OF THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
HUDSON GLOBAL, INC.

Hudson Global, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”),

DOES HEREBY CERTIFY:

FIRST: That resolutions were duly adopted by the Board of Directors of the Corporation setting forth this proposed Amendment to the Amended and Restated Certificate of Incorporation of the Corporation and declaring said Amendment to be advisable and recommended for approval by the stockholders of the Corporation.

SECOND: This Amendment to the Amended and Restated Certificate of Incorporation amends and restates Section “(1) CLASSES OF STOCK.” of ARTICLE IV to the Amended and Restated Certificate of Incorporation to read in its entirety as follows:

“(1) Classes of Stock. The total number of shares of all classes of stock which the Corporation shall have the authority to issue is thirty million (30,000,000) shares, consisting of twenty million (20,000,000) shares of common stock, par value $0.001 per share (the “Common Stock”), and ten million (10,000,000) shares of preferred stock, par value $0.001 per share, which shall have such designations as may be authorized by the board of directors from time to time (the “Preferred Stock”). Upon this Certificate of Amendment becoming effective pursuant to the General Corporation Law of the State of Delaware (the “Effective Time”), every ten (10) shares of the Corporation’s Common Stock issued and outstanding or held by the Corporation in treasury stock shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one share of Common Stock without increasing or decreasing the par value of each share of Common Stock (the “Reverse Split”); provided, however, no fractional shares shall be issued in connection with the Reverse Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive one full share of the post-Reverse Split Common Stock.”

THIRD: The foregoing amendment shall be effective as of 5:00 p.m. Eastern Time on June 10, 2019.

FOURTH: That, pursuant to resolution of its Board of Directors, an annual meeting of the stockholders of the Corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by applicable law was voted in favor of this Amendment.

FIFTH: That said Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Amended and Restated Certificate of Incorporation to be executed on this 10th day of June, 2019.

HUDSON GLOBAL, INC.

By:	/s/ JEFFREY E. EBERWEIN
	Name:	Jeffrey E. Eberwein
	Title:	Chief Executive Officer